

February 13, 2015

Via E-mail
Mr. James E. Moylan, Jr.
Senior Vice President and Chief Financial Officer
Ciena Corporation
7035 Ridge Road
Hanover, MD 21076

> **Re:** **Ciena Corporation**
> **Form 10-K for Fiscal Year Ended October 31, 2014**
> **Filed December 19, 2014**
> **File No. 001-36250**

Dear Mr. Moylan

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply with proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Fiscal 2013 compared to Fiscal 2014

Revenues, pages 39 and 40 and Cost of goods sold and gross profit, pages 40 and 41

1. We note from your earnings release dated December 11, 2014, that your overall gross margin declined from 43% in the third quarter to 37% in the fourth quarter of fiscal year 2014. We also note the continuing significant revenue increases in your Converged Packet Optical segment during fiscal 2014. Please tell us and disclose in greater quantified detail the impact of changes in product mix, sales volume, and pricing of your products in terms of trends, risks, and uncertainties per Item 303(a)(3)(ii) of Regulation S-K. If significant, please address whether you expect AT&T's supplier program, new

contract awards, and cost reduction efforts by other customers to have a material impact on your future revenue growth and gross margins by operating segment including your Converged Packet Optical segment, or advise us.

Income Taxes

2.   We note from pages 86 and 87 your provision for foreign income taxes represented approximately 76% of your foreign income before provision for income taxes for the year ended October 31, 2014. Please tell us and disclose in future filings why foreign operating income and foreign income taxes had such a disproportionate impact on your effective income tax rate. Tell us and disclose whether you expect this trend to continue, and whether it was due to changes in economic and business conditions, or income tax systems and rates in foreign countries where you derive operating income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director